

March 12, 2010

Via US Mail and Facsimile to (216) 429-5165

David S. Huffman
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **File No. 001-33390**

Dear Mr. Huffman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business

Lending Activities, page 7

1.   We note disclosure on page 15 that your troubled debt restructurings have
        increased from $869 thousand as of September 30, 2008 to $44.6 million as of
        September 30, 2009. Further, we note per review of your Form 10-Q for the
        period ended December 31, 2009, troubled debt restructurings have increased to
        $66.9 million. Please tell us as of December 31, 2009 and revise your future
        filings to disclose the following:

        a. your troubled debt restructurings differentiating between those considered
            accrual and non-accrual;
        b. your policy regarding how many payments the borrower needs to make on
            the restructured loans before returning the loan to accrual status; and
        c. quantification of types of concessions made (i.e. reduction in interest
            rates, payment extensions, forgiveness of principle, forbearance or other
            actions) in addition to your success with each type of concession offered.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation

Critical Accounting Policies

Allowance for Loan Losses, page 54

2.   We note in your disclosure on page 55 that during the current fiscal year for your
        general reserve you supplemented your historic loss factors by a market valuation
        allowance that addresses more qualitative factors. Please tell us and include in
        future filings the following:

        a. the financial statement impact of this change on your allowance and provision
            for loan losses in addition to the period this change occurred; and
        b. a more detailed understanding of the market valuation allowance in addition
            to comparing and contrasting this approach to your previous methodology.

Consolidated Statements of Cash Flows, page 83

3.   We note that during the current year you sold $1.34 billion of loans that were originally classified as held for investment compared to $373.6 million during the previous year. We also note that during the three-months ended December 31, 2009 you sold an additional $122.6 million. Please tell us and revise future filings to disclose the reasons for these loan sales (i.e. liquidity, asset quality deterioration, etc.) in addition to an understanding of the increase during the current year.

Note 5. Loans and Receivables, page 92

4.   We note that you have significant residential real estate and equity loans and lines of credit in Florida and California as of September 30, 2009. Please tell us how you considered the guidance in ASC 280-10-50-12 (paragraph 18(c) of SFAS 131) in determining whether to present your different geographic locations as separate operating segments.

5.   As a related matter and given the dispersed geographic locations in which you operate, please supplementally provide us with a further breakdown of your loan portfolio and related asset quality disclosures (non-performing loans, rollforward of your allowance for loan losses, etc.) in each of these locations as of December 31, 2009 in addition to your two previous fiscal year ends.

Note 13. Employee Benefit Plans, page 102

6.   We note your disclosure on page 102 that the changes in your actuarial assumptions during fiscal year 2009 increased the projected benefit obligation for your defined benefit plan by $11.79 million at September 30, 2009. In addition, we note disclosure of your assumptions and that the discount rate to determine the benefit obligations was 5.4% and the discount rate to determine the net periodic benefit cost was 7.0%. Please tell us how you determined your discount rates and the facts and circumstances surrounding the significant change in these discount rates from fiscal year 2008. In addition, please consider disclosure of this information either in the financial statement footnotes or in the critical accounting policies section of MD&A in future filings.

Note 16. Fair Value, page 107

7.   We note your disclosure on page 108 that your investment securities available-for-sale totaling $23.43 million at September 30, 2009 are classified as Level 1 or Level 2 within the fair value hierarchy. Please revise your future interim and annual filings to disclose your debt securities by major security types as required by ASC 820-10-50-2 (paragraph 20(b) of FSP SFAS 157-4).

8.   We note your disclosure on page 109 that for your collateral-dependent impaired loans the fair value is based on a recent property valuation that can include automated valuation models, drive-by exterior appraisals, and broker price opinions. Please tell us and revise your future filings to disclose the following:

   a. How you determine which of the three valuation methods to use in your measurement of impairment for collateral-dependent loans.
   b. A description of the automated valuation model used to determine the fair value including the significant inputs utilized in the model.
   c. How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).
   d. Describe any adjustments you make to the fair value calculated by the automated valuation model, appraisal, or broker price opinions for your impairment analysis.

Note 22. Selected Quarterly Data (Unaudited), page 119

9.   We note that your provision for loan losses recorded during the fourth quarter ended September 30, 2009 was $57.0 million. In addition, we note that your allowance for loan losses at June 30, 2009 was $55.9 million and the provision recorded as of the nine-months ended June 30, 2009 was $58.0 million. Please tell us the specific credit deterioration events that resulted in the significant provision for loan losses recorded during the fourth quarter of 2009. In your response, please include discussion of non-performing, impaired loans, and any other information which impacted your provisioning during this period.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3572 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant